UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                            Apex Capital Group, Inc.
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                                (Name of Issuer)

                   Common Stock (Par Value $ 0.001 Per Share)
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                         (Title of Class of Securities)

                                    037534104
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                                 (CUSIP Number)

                                  Mr. Yeung So
                           Aviate Investments Limited
                           18/F., 16 Ice House Street
                               Central, Hong Kong
                             Telephone: 852 21168226
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 26, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037534104                                            Page 2 of 9 pages

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Aviate Investments Limited
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|

     (b) |_|

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3.   SEC Use Only


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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

     |_|
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6.   Citizenship or Place of Organization

     British Virgin Islands
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                           7.  Sole Voting Power

                                    4,670,439
Number of Shares           -----------------------------------------------------
                           8.  Shared Voting Power
Beneficially
                                    0
Owned by Each              -----------------------------------------------------
                           9.  Sole Dispositive Power
Reporting
                                    4,670,439
Person With                -----------------------------------------------------
                           10.  Shared Dispositive Power

                                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,670,439

                                                               Page 3 of 9 pages

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

     |_|
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13.  Percent of Class Represented by Amount in Row (11)

     14.5%
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14.  Type of Reporting Person (See Instructions)

     CO
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

                                                               Page 4 of 9 pages

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Yeung So
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|

     (b) |_|

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     |_|
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Hong Kong
--------------------------------------------------------------------------------

                           7.  Sole Voting Power

                                    4,670,439
Number of Shares           -----------------------------------------------------
                           8.  Shared Voting Power
Beneficially
                                    0
Owned by Each              -----------------------------------------------------
                           9.  Sole Dispositive Power
Reporting
                                    4,670,439
Person With                -----------------------------------------------------
                           10.  Shared Dispositive Power

                                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,670,439

                                                               Page 5 of 9 pages

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     |_|
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     14.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                                               Page 6 of 9 pages

Item 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of Apex Capital Group, Inc., a Nevada Corporation (the "Issuer"). The principal executive offices of the Issuer are located at No. 507 Royal Plaza, 21-1 Wenyi Road, Shenhe District, Shenyang City, Liaoning Province, People's Republic of China 110000.

Item 2.  IDENTITY AND BACKGROUND

(a)  Name

         This Statement is being filed jointly by Aviate Investments Limited, a British Virgin Islands company ("Aviate"), and Mr. Yeung So (together with Aviate, the "Reporting Persons"). Mr. So is director, managing director and 100% shareholder of Aviate.

(b)  Residence or business address

         The business address of each of the Reporting Persons is Aviate Investments Limited, 18/F., 16 Ice House Street, Central, Hong Kong.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

         The principal business of Aviate is to make investments in, buy, sell, hold, pledge and assign securities. The principal occupation of Mr. So is managing director of Aviate. The principal business address of Aviate is 18/F., 16 Ice House Street, Central, Hong Kong.

(d-e) No Convictions or Proceedings.

         During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.

         Aviate is organized under the laws of the British Virgin Islands. Mr. So is a citizen of Hong Kong.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 26, 2006, the Issuer, Elwin Group Limited, a British Virgin Islands corporation ("Elwin"), and Elwin's shareholders (including the Reporting Persons) consummated a share exchange (the "Share Exchange"), pursuant to which Elwin's shareholders transferred all of the equity securities of Elwin to the Issuer in exchange for newly issued shares of the Issuer's Common Stock. As a result of the Share Exchange, Elwin, which is the sole owner of Shenyang Fangyuan Group Kangping Aluminum Factory Company Limited, became a wholly-owned subsidiary of the Issuer and the Reporting Persons acquired 4,670,439 shares of the Issuer's Common Stock.

                                                               Page 7 of 9 pages

Item 4.  PURPOSE OF TRANSACTION

         Each Reporting Person acquired the shares of Common Stock reported in
Item 5 below for investment purposes. Each Reporting Person intends to continuously review his/its investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by him/it from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or
(iv) otherwise change his investment intent. Notwithstanding anything contained herein to the contrary, each Reporting Person specifically reserves the right to change his/its intentions at any time with respect to any or all of such matters, as he deems appropriate. In reaching any decision as to his/its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer and the aluminum business generally, other business opportunities available to the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

         Other than as described herein, no Reporting Person has present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) According to a Current Report on Form 8-K filed by the Issuer on October 26, 2006, there were, as of such date, 32,194,761 shares of Common Stock outstanding. As of such date, the Reporting Persons beneficially owned 4,670,439 shares of Common Stock, representing approximately 14.5% of the outstanding shares of Common Stock.

         (b) The Reporting Persons have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares owned by them as indicated above.

                                                               Page 8 of 9 pages

         (c) Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.

         (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Persons.

         (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1         Joint Filing Agreement

Exhibit 2 Securities Exchange Agreement, dated as of September 6, 2006, by and between Apex Capital Group, Inc., a Wyoming Corporation ("Apex Wyoming"), Dempsey Mork, Elwin and Elwin's shareholders.

Exhibit 3 Assignment and Assumption Agreement and Consent to Assignment, dated as of October 26, 2006, by and among Apex Wyoming, the Issuer, Dempsey Mork, Elwin and Elwin's shareholders.

                                                               Page 9 of 9 pages

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 3, 2006


AVIATE INVESTMENTS LIMITED


By: /s/  Yeung So
    ---------------------------------------
Name: Yeung So
Title: Managing Director

/s/  Yeung So
-------------------------------------------
Yeung So